For six months ended (a) June 30, 1997
File number (c) 811-3175

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The  Fund  accounts for  and  reports
distributions to shareholders in accordance
with  the  American Institute of  Certified
Public  Accountants' Statement of  Position
93-2:   Determination,   Disclosure,    and
Financial Statement Presentation of Income,
Capital   Gain,  and  Return   of   Capital
Distributions by Investment Companies.  The
effect  of applying this statement  was  to
decrease   undistributed   net   investment
income by $595,376 and increase accumulated
net   realized   gain  on  investments   by
$595,376   for  realized  foreign  currency
losses during the six months ended June 30,
1997.   Net investment income, net realized
gains and net assets were not affected by this change.